EXHIBIT 21.1

List of Subsidiaries

1.	NetSol Technologies (Pvt) Ltd. located in Lahore, Pakistan.

2.	NetSol PVT. Ltd located in Lahore, Pakistan.

3.	NetSol Akhtar located in Karachi,Pakistan.

4.	Abraxas, Inc., located in Adelaide, Australia.

5.	NetSol USA, Inc., located in Rockville, Maryland.